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                                                                     EXHIBIT 2.6

                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

In re                                         )       Chapter 11
                                              )
ANCHOR RESOLUTION CORP., et al.               )       Case Nos. 96-1434
                                              )       and 96-1516 (PJW)
                      Debtors.                )       (Jointly Administered)

                STIPULATION AND ORDER BETWEEN THE ADMINISTRATIVE
                   TRUSTEE, NEW ANCHOR AND CONSUMERS REGARDING

            SETTLEMENT OF PURCHASE PRICE CLAIMS AND RELATED DISPUTES

                  The Administrative Trustee (the "Trustee") for the Anchor Liquidating Trust (the "Trust") established by Anchor Resolution Corp. ("Old Anchor") and Anchor Recycling Corporation pursuant to the Second Amended Joint Chapter 11 Liquidating Plan of Reorganization of Anchor Resolution Corp. and Anchor Recycling Corporation dated September 17, 1997, as amended (the "Plan"), Anchor Glass Container Corporation ("New Anchor") and Consumers Packaging Inc. ("Consumers") hereby enter into this Stipulation setting forth the terms of a settlement of purchase price claims and related disputes arising out of the sale of substantially all of Old Anchor's assets to Consumers and New Anchor. As grounds for the entry of this Stipulation as an Order, the parties recite as follows:

                  A. On September 13, 1996 (the "Filing Date"), Old Anchor (f/k/a Anchor Glass Container Corporation) filed with this Court its voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On September 26, 1996, the United States Trustee appointed a statutory committee of unsecured creditors
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for Old Anchor (the "Committee"). On September 30, 1996, Anchor Recycling
Corporation, a wholly-owned subsidiary of Old Anchor (collectively with Old Anchor, the "Debtors"), filed its own Chapter 11 petition. The Debtors' cases have been consolidated for procedural purposes, and substantively consolidated for purposes of Old Anchor's Plan, described below.

                  B. On December 18, 1996, following a lengthy sale process, Old Anchor and Consumers together with Owens-Brockway Glass Container Inc. ("Owens-Brockway"), entered into an Asset Purchase Agreement dated as of such date (as amended by the Amendment to Asset Purchase Agreement, dated as of January 31, 1997, and the Stipulation and Order Amending the Asset Purchase Agreement dated June 23, 1997, the "APA"), pursuant to which Consumers and Owens-Brockway each purchased certain assets and assumed certain liabilities of Old Anchor. This Court entered an Order approving the APA on December 20, 1996 (the "Sale Order"), and the transaction closed on February 5, 1997 (the "Closing Date").

                  C. Section 2.09 of the APA provides for an adjustment of Purchase Price thereunder based on changes, if any, in "Net Assets" and "Post-Filing Trade Payables", all as more fully set forth therein. Section 2.08 of the APA provides the mechanism for determining the post-closing amount of such "Net Assets" and "Post-Filing Trade Payables". In accordance with Section 2.08(a) of the APA, on June 13, 1997, Old Anchor delivered to Owens-



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Brockway and Consumers' assignee, New Anchor, a Closing Balance Sheet, a statement of Final Post-Filing Trade Payables and Closing Net Assets, and the draft report thereon of its accountants, Deloitte & Touche. Old Anchor also delivered its "Summary of Purchase Price Adjustment", which sought a total of approximately $76.3 million in adjustments in Old Anchor's favor, comprised of $64.5 million of claimed adjustments pursuant to Sections 2.08 and 2.09 of the APA and an additional $11.8 million of "other adjustments" (collectively, the "Old Anchor Purchase Price Claims"). Although not differentiated as such, a substantial portion of the Old Anchor Purchase Price Claims pertain exclusively to the portion of Old Anchor's assets and liabilities acquired by New Anchor.

                  D. On July 28, 1997, New Anchor submitted its "Notice of Disagreement" under Section 2.08(b) of the APA, claiming more than $96.5 million of purchase price adjustments in its favor (the "New Anchor Purchase Price Claims"). On that same date, Owens-Brockway delivered its Notice of Disagreement under Section 2.08(b) of the APA, specifying the items and amounts in dispute and setting forth the bases for its position. In its notice, Owens-Brockway sought a purchase price adjustment from Old Anchor in the amount of $16.2 million (the "Owens -Brockway Purchase Price Claims").

                  E. On or about August 8, 1997, Old Anchor delivered its Response to Consumers/New Anchor and Owens Purchase Price


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Claims. Since that time, Old Anchor, the Trustee, representatives of Old
Anchor's Unsecured Creditors' Committee, Consumers, New Anchor and Owens-Brockway have engaged in discussions to attempt to negotiate consensual resolutions of the purchase price disputes and other issues arising out of the APA.

                  F. On November 25, 1997, this Court entered an Order (the "Confirmation Order") confirming the Plan. On December 16, 1997, this Court entered an order staying the occurrence of the Effective Date of the Plan until January 16, 1998, pending further proceedings regarding the appeal of the Confirmation Order by Anchor's Senior Secured Noteholders (as defined in the
Plan).

                  G. On January 16, 1998, the temporary stay of the Effective Date lapsed, and on January 30, 1998 the Plan Effective Date occurred. Pursuant to the Plan and the Administrative Trust Agreement, on January 30, 1998, the Trust was established and all of the remaining assets of the Debtors were transferred to the Trust. Mark Stickel was appointed the Administrative Trustee of the Trust.

                  H. On or about December 11, 1997, Old Anchor and Owens-Brockway reached an agreement in principle regarding a settlement of their purchase price disputes under the Plan, and of the motion filed by Owens-Brockway seeking to increase the reserve proposed by the Debtors with respect to Owens-Brockway's Purchase Price Claims (the "Reserve Motion"), which settlement

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was stated on the record at the hearing before the Bankruptcy Court on that date, and is embodied in a Stipulation which was approved by the Bankruptcy Court on February 12, 1998. In full and final satisfaction of all issues raised in the Reserve Motion, and all Owens-Brockway Purchase Price Claims and all other amounts, if any, otherwise payable by Old Anchor to Owens- Brockway pursuant to the APA, the Trust has paid Owens-Brockway $2 million. In addition, certain unsecured claims filed by Owens-Brockway unrelated to the APA were reconciled and allowed, and other claims were withdrawn with prejudice.

                  I. Without conceding the validity of the Purchase Price Claims asserted by New Anchor or Consumers, or their rights under Section 2.08(c), the Trustee believes that (i) there are complex legal and accounting issues relating to the Purchase Price Claims which could be decided in either party's favor and which would be expensive and burdensome to resolve through litigation, (ii) litigation of those issues would unduly delay the administration of these estates, and (iii) the settlement and compromise set forth herein is fair and reasonable, above the lowest point in the range of reasonable litigation outcomes and in the best interests of the estates and their creditors.

                  NOW THEREFORE, the Trustee, Consumers and New Anchor hereby stipulate and agree:

                  1. Definition. For purposes hereof, the term "Final Order" shall mean an order, judgment, ruling or decree issued and



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entered by this Court (or any court from time to time having jurisdiction over the Debtors' cases) that has not been reversed, stayed, modified or amended and as to which the time to appeal or petition for reargument, rehearing or certiorari has expired, and as to which no appeal, reargument, petition for certiorari or rehearing is pending or as to which any right to appeal, reargue, petition for certiorari or seek rehearing has been waived in writing or, if an appeal, reargument, petition for certiorari or rehearing thereof has been denied, the time to take any further appeal or to seek certiorari or further argument or rehearing has expired.

                  2. Effective Date. This Stipulation shall be effective as of the date of entry of an order of the Bankruptcy Court approving this Stipulation (the "Effective Date"), unless that order is stayed. If the order is stayed, this Stipulation shall be effective when it is approved by a Final Order. The Trustee shall give written notice to New Anchor of the Effective Date.

                  3. Termination. Any party hereto shall have the right to terminate this Stipulation on 48 hours' written notice to the other parties, and the agreements contained herein shall be null and void if the Bankruptcy Court has not entered an Order approving this Stipulation by June 10, 1998. Upon termination, any party hereto may seek relief relating to the purchase price disputes from the Accounting Referee under the APA or the

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Bankruptcy Court. Each party hereto expressly reserves its rights to invoke or oppose either the Bankruptcy Court or the Accounting Referee as the appropriate forum for resolution of disputes.

                  4. Settlement Terms. Within two (2) business days after the Effective Date, the following shall occur:

                  (a) New Anchor and Consumers shall deliver cash totaling $1 million U.S. to the Trustee, less any reductions expressly permitted by this Stipulation. Within one (1) business day after the Effective Date, the Trustee shall provide New Anchor and Consumers, in writing, with appropriate wire transfer instructions.

                  (b) New Anchor shall deliver to the Trustee or Smith Barney Inc. as Escrow Agent for the Trust as directed, warrants to acquire one million two hundred twenty-five thousand (1,225,000) shares of New Anchor's common stock. Of the foregoing, 892,156 shall be warrants to purchase Class C Common Stock and the balance, 332,844, shall be warrants to purchase Class A Common Stock. The warrants shall be in substantially the form annexed hereto as Exhibit "A" and (i) shall have an exercise price of 10 cents, payment of which exercise price is hereby waived as further consideration for this Stipulation, (ii) shall be immediately exercisable and (iii) shall expire on the tenth anniversary of the issuance thereof. Such Warrants constitute additional purchase price under the APA and are being delivered



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to Creditors in exchange for Creditors' Claims against Old Anchor in the same manner as other New Anchor Securities distributable under the Plan. Accordingly, the Warrants and shares of common stock of Old Anchor to be issued upon exercise of the Warrants shall be exempt from Section 5 of the Securities Act and any state or local law requiring registration prior to the offering, issuance, distribution or sale of securities to the extent provided by Section 1145 of the Bankruptcy Code. It is recognized that on and after February 5, 2000, the distinctions between the classes of New Anchor's Common Stock shall be extinguished, and the shares of common stock shall be identical in all respects.

                  (c) Consumers is entitled to receive and hereby designates John J. Ghaznavi or his designee to receive warrants to acquire 525,000 shares of New Anchor Common Stock, Class B, which warrants shall have the same terms as set forth in paragraph 4(b) above.

                  (d) The APA is hereby amended, and New Anchor's Charter shall be amended to provide that the creditors of Old Anchor entitled to receipt of New Anchor Securities under the Plan shall be entitled to elect 4 out of 11 directors for New Anchor (the "Creditors' directors"), and the holders of the Class B Common Stock shall be entitled to elect 7 out of 11 directors. The parties agree that effective immediately upon the Effective Date, William Shaw, Christopher Mackey and Barry Alperin shall


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serve as Creditors' directors, together with a fourth director, if named prior to the Effective Date. If the fourth director is not named prior to the Effective Date, the aforementioned three Creditors' director(s) shall be entitled to name the fourth director, in accordance with New Anchor's Charter. The Certificate of Designation of the New Anchor Series A Preferred Stock shall be amended to provide that in the event that scheduled cash dividends are unpaid for twelve quarters on the Series A Preferred Stock, the number of Directors of New Anchor shall be expanded by five, and the holders of the Series A Preferred Stock will have the right to elect five additional Directors until all accrued and unpaid scheduled cash dividends have been paid. The Series B Preferred Stock shall not be entitled to be paid cash dividends (but such cash dividends shall accrue) so long as there is a default on the payment of Series A Preferred Stock Dividends. In addition, the parties have agreed that the Certificates of Designation will be amended to add (A) certain Common Stock Purchase Warrants for (i) 525,000 shares of Class B Common Stock issued to John J. Ghaznavi or his designee, (ii) 892,156 shares of Class C Common Stock and (iii) 332,844 shares of Class A Common Stock issued to the Trustee pursuant to the Purchase Price Stipulation and (B) 702,615 shares of Class B Common Stock issued to Consumers U.S., Inc., to the list of securities


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and transactions excluded from the operation of the anti-dilution provisions set forth in the Certificates of Designation. These amendments and corresponding amendments to the New Anchor Series B Preferred Stock Certificate of Designation shall be in substantially the form annexed hereto as Exhibit "A". Upon execution of this Stipulation and Order by all of the parties hereto, the Trustee agrees to promptly submit a Stipulation and Order to the Bankruptcy Court seeking to direct Smith Barney as Escrow Agent for the Trust to vote the New Anchor Securities held by it in favor of the amendments required by this paragraph, to authorize the election of the aforementioned Creditors' directors and to exercise the option to convert any warrants not yet distributed to Creditors on or after October 1 but prior to October 9, 1998, the date of expiration of certain anti-dilution protections applicable to the warrants. Each Creditors' director shall receive annual compensation in the amount of at least $15,000 U.S., plus a fee of $750 U.S. per meeting plus reimbursement of expenses, and appropriate fees for subcommittee work, provided that in no event shall the Creditors' directors receive less compensation for serving as directors than any director(s) elected by Consumers, its successors or assigns.

                  (e) The Trustee agrees to treat the sale under the APA as a taxable transaction, and not as a G-reorganization for United States Federal income tax purposes. In addition:


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         -        Within 21 calendar days after this stipulation is
                  approved by the Bankruptcy Court, New Anchor shall dedicate the manpower to providing all the documentation necessary, including all necessary computer runs, for Container Holdings, Old Anchor's parent, to calculate and verify the tax basis of all assets and liabilities sold from Old Anchor to New Anchor as of December 31, 1995, December 31, 1996 and as of the sale date (February 5, 1997). In addition, New Anchor shall thereafter provide computer files in PC readable formats acceptable to Container Holdings for all fixed asset records through the date of sale at no charge to Container Holdings, the Trust or the Trustee, or any of their designees.

         - Within 14 calendar days after the stipulation is approved, New Anchor shall provide a copy of the final general ledgers in both hard copy and pc formats acceptable to Container Holdings for Old Anchor for the periods ended January 10 and February 5, 1997 at no charge to Container Holdings, the Trust or the Trustee, or any of their designees.

         - New Anchor shall provide on demand and without additional written requests all necessary information for completion of all required tax returns or other government-required reports both for 1996 and for 1997 through the date of sale to New Anchor without charge to Container Holdings, the Trust or the Trustee, or any of their designees.

         - New Anchor agrees that should the IRS or any other appropriate governmental agency determine to audit the records of Old Anchor for any periods through the date of sale to New Anchor, New Anchor will provide all necessary assistance promptly, including dedication of personnel and computer resources where necessary, to comply with all legitimate requests at no cost to Container Holdings, the Trust or the Trustee, or any of their designees.

                  (f) New Anchor agrees that it is liable for all uninsured workers' compensation claims against Old Anchor, whenever and by whomever asserted, as well as for any liabilities to employees whether for payroll, workers' compensation, pension


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or otherwise, relating to services at the Retained Properties as defined in the
Plan from the Closing Date through the date of termination of those employees.

                  (g) The parties hereto agree that all employee discrimination, harassment and grievance claims (other than those arising under the collective bargaining agreements assigned to New Anchor) arising out of conduct prior to the Closing Date shall be the responsibility of Old Anchor; and all such claims arising out of conduct subsequent to the Closing Date shall be the responsibility of New Anchor; provided, however, that nothing contained herein shall constitute an admission of liability or a waiver of any defenses, offsets or counterclaims to such claims by any party hereto, including a defense that proofs of claim were not timely filed in Old Anchor's Chapter 11 case, and provided further that to the extent necessary, New Anchor will make available to the Trustee records and personnel relevant to the defense of such claims.

                  (h) The Trustee and the Trust shall have no further liability for real estate taxes on properties sold to New Anchor whether or not arising prior to the Closing Date.

                  (i) The Trustee shall retain all cash, federal, state or municipal tax refunds of any type, and any other type of refunds, settlement proceeds, escheat payments, rebates, and any other amounts (collectively, the "Refunds") received by it as of the date of this Stipulation relating to the assets sold under


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the APA, except for $148,842.00 collected from Northwestern Mutual Life
Insurance Co. ("Northwestern") on account of the cash surrender value of certain split dollar policies (the "Split Dollar Policies") which shall be turned over to New Anchor through a credit in that amount to the cash payment set forth in paragraph 4(a) hereof. New Anchor shall retain all Refunds received by it as of and after the date of this Stipulation. The Trustee agrees to cooperate with New Anchor in directing payment of all other Refunds due or receivable after the date of this Stipulation relating to the assets sold to New Anchor (except as set forth below), and the Trustee shall deliver the form of letter provided to him by New Anchor directing payment of such Refunds to New Anchor, except for any Refunds received or to be received by the Trustee from Northwestern and/or the policy owners on account of the cash surrender value of the Split Dollar Policies and/or three estate complife policies.

                  (j) The Trust agrees to assume and assign to New Anchor, its right, title and interest, if any, in and to the contract with West Penn Power Company ("West Penn") and the Trustee, Consumers and New Anchor agree that the Trustee shall pay $102,824.64 to New Anchor, which may be applied as a credit against the cash payment due from New Anchor pursuant to paragraph 4(a) hereof,
(i) in full settlement and satisfaction of all cure costs relating to the assumption and assignment of such contract, and (ii) any and all other claims by New


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Anchor/Consumers relating to the West Penn contract shall be for the account of
New Anchor and New Anchor and Consumers shall indemnify and hold the Trust and the Trustee harmless against any claims by or on behalf of West Penn with respect to any further cure costs or other damages. All other contracts previously designated as "Maybe Contracts" by the parties hereto have been rejected as of the Effective Date of the Plan, with the consent of New Anchor.

                  (k) Old Anchor shall not be entitled to reimbursement for the costs relating to the change of its corporate name following the Closing Date.

                  (l) New Anchor/Consumers shall not be entitled to any further compensation for fees paid to Rothschild, Inc.

                  (m) New Anchor/Consumers shall not be entitled to reimbursement of environmental charges relating to the Elmira, New York facility.

                  (n) New Anchor/Consumers shall have no claims against Old Anchor, the Trust or the Trustee for payment or reimbursement of any premiums on Aetna policies.

                  (o) New Anchor/Consumers shall have no claims against Old Anchor, the Trust or the Trustee arising from or relating to (1) any leases or subleases by Old Anchor as successor-in-interest to Glass Containers with Daynet Associates, or (2) any leases or subleases by Old Anchor with the County of Muskingum or the City of Zanesville.


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                  (p) New Anchor/Consumers shall have no claims against Old
Anchor, the Trust or the Trustee arising from or relating to Emhart's claims to ownership of equipment allegedly transferred by Old Anchor to New Anchor.

                  (q) New Anchor/Consumers shall continue to provide access to the Trustee and his personnel to books, records and New Anchor/Consumers personnel as the Trustee shall reasonably request at reasonable times and places in connection with winding down the Chapter 11 cases. Existing invoices relating to the costs of copying documents in the approximate amount of $10,000 shall be canceled and no amount shall be owing by Old Anchor, the Trust or the Trustee, now or in the future, relating to such costs.

                  (r) New Anchor/Consumers shall bear all costs related to the issuance of certificates of preferred and common stock and warrants of New Anchor as instructed by the Trustee or its agents, including the Indenture Trustees for the holders of Class 7 claims and the Collateral Agent for the Noteholders, if applicable. The Trustee shall bear all other costs including all mailing costs related to the delivery of such certificates and warrants to creditors under the Plan.

                  (s) In exchange for the Trustee's agreement to allow the claim of Coors Brewing Co. ("Coors") and/or Rocky Mountain Bottle Company in the amount of $426,309.77, the Trustee, Rocky Mountain, New Anchor, Coors and Owens shall execute a separate


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settlement and release agreement reflecting arrangements among the parties relating to the matters described in that agreement, which shall be presented to this Court for approval.

                  5. Catchall Provision. It is the intent of the parties that this Stipulation shall constitute full and final settlement of all claims and disputes between them arising from or in connection with the APA, these Chapter 11 cases, or any pre-or post-petition transactions between Old Anchor, the Trust or the Trustee and Consumers or any of its affiliates (except as set forth in this paragraph 5). However, to the extent claims are asserted against Old Anchor, the Trust or the Trustee and/or New Anchor by third parties beyond the matters addressed herein, the parties hereto agree to cooperate in the defense of those actions, preserve all rights to assert any and all defenses, offsets or counterclaims, including the right to assert claims against each other relating solely to such third-party claims, and shall be responsible for their own costs and for any judgments entered against them. Specifically, the parties hereto acknowledge that this Stipulation does not resolve, and the parties shall endeavor in good faith to reach or have reached separate agreements regarding
(i) claims arising from or relating to the Real Estate Sale Contract between Old Anchor and Container Holdings Corporation relating to Old Anchor's manufacturing facility at Streator, Illinois and the Note issued by Container Holdings in connection therewith and the lease between Old Anchor


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and Container Holdings (settled as to Old and New Anchor pursuant to a
Stipulation and Order Among Debtor, Container Holdings and New Anchor Resolving Dispute Regarding Streator Facility); (ii) claims asserted by the OII Steering Committee against Old Anchor and New Anchor in connection with a superfund site in Monterey Park, California (settled as to Old and New Anchor pursuant to a Settlement Agreement, Compromise, General and Special Release); (iii) claims asserted by Riley Manufacturing Co. in a pending action against Old Anchor and New Anchor in the District of Kansas; and (iv) claims (if any exist against New Anchor) asserted by Cap Gemini America, Inc. against Old Anchor and Vitro, Inc. in Adversary No. 97-00047 pending before this Court. It is understood and agreed that this Stipulation is a compromise and settlement of disputed claims and that the terms of this Stipulation shall not be construed as an admission of liability by any of the parties nor used for any purpose in any other proceeding.

                  6. Releases. (a) Except as otherwise set forth in this Stipulation, on the Stipulation Effective Date, New Anchor and Consumers on behalf of themselves, their officers, directors, employees (except as otherwise provided herein as to certain employees), agents, shareholders, affiliates, subsidiaries, attorneys, financial advisors, accountants and representatives (the "New Anchor/Consumers Release Parties"), shall be deemed to have released and forever discharged the Trustee, the Trust, the


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Debtors, their estates and their respective officers, directors, employees, agents, shareholders, affiliates, subsidiaries, attorneys, financial advisors, accountants and representatives (the "Old Anchor Release Parties") from any and all claims, obligations, rights, causes of action, suits, judgments, damages and liabilities whatsoever ("Causes of Action") which any New Anchor/Consumers Release Party is, are, was, were, may be or may have been entitled to assert in any case, action or proceeding, in law or equity, whether known or unknown, whether foreseen or unforeseen, now existing or hereafter arising in connection with or arising out of the APA, the New Anchor Purchase Price Claims and the Sale Order, except for claims arising from the breach by Old Anchor of any obligations under the APA or the Sale Order not expressly addressed in this Stipulation and except for claims, if any, against Old Anchor by former employees of Old Anchor who are now employees of New Anchor, if those claims were not assumed by New Anchor under the APA, and except for claims arising from a breach by the Old Anchor Release Parties of this Stipulation; and provided further that this Stipulation shall not effect any release of Vitro, S.A. or any of its direct or indirect subsidiaries (other than the Debtors) from any Cause of Action.

                  (b) Except as otherwise set forth herein, on the Stipulation Effective Date, each Old Anchor Release Party shall be deemed to have released and forever discharged each New Anchor/Consumers Release Party from any and all Causes of Action


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which any Old Anchor Release Party is, are, was, were, may be or may have been entitled to assert against any New Anchor/Consumers Release Party in any case, action or proceeding, in law or equity, whether known or unknown, whether foreseen or unforeseen, now existing or hereafter arising in connection with or arising out of the APA, the Old Anchor Purchase Price Claims, and the Sale Order, except for claims arising from the breach by New Anchor or Consumers of any obligations under the APA or the Sale Order not expressly addressed in this Stipulation, and except for claims arising from a breach by the New Anchor/Consumers Release Parties of this Stipulation.

                  7. Implementation Approval. The Trustee is hereby authorized to distribute the warrants to be received pursuant to paragraph 4(b) hereof in the same manner as New Anchor Common Stock is distributed under the Plan, and the Plan is hereby amended as necessary to permit implementation of this Stipulation, including the distribution of the warrants to the holders of claims entitled to receive New Anchor Securities under the Plan.

                  8. Binding Effect. Subject to termination of this Stipulation in accordance with paragraph 3 above, this Stipulation governs the rights of, binds and inures to the benefit of New Anchor, Consumers, the Debtors and their respective predecessors, successors and assigns, including the Trustee, a trustee appointed pursuant to Chapter 11 (or Chapter 7


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of the Bankruptcy Code following a conversion of either of the Debtor's bankruptcy cases to a case (or cases) under Chapter 7), past, present and future partners, associates, subsidiaries, affiliates, joint ventures or partnerships, officers, directors, shareholders, employees, agents, attorneys, insurers, administrators, executors, nominees and heirs, and all others acting on their behalf or on behalf of any of them with respect to the matters settled and compromised by this Stipulation.

                  9. Modification. No supplement, modification, waiver, or amendment of this Stipulation shall be enforceable or binding unless executed in writing by the party against whom enforcement of such supplement, modification, waiver, or amendment is sought.


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                  10.  Notices.  Any notice required to be given in
writing by any party in connection with this Stipulation shall be delivered as follows:

Old Anchor:

                  Anchor Resolution Corp.
                  Attn:  Mark Stickel
                  2701 N. Rocky Point Drive

                  Suite 183
                  Tampa, Florida  33607
                  Telephone: (813) 636-8702
                  Facsimile: (813) 637-8303

                  Stroock & Stroock & Lavan LLP
                  Attn:  Robin E. Keller, Esq.
                  180 Maiden Lane
                  New York, New York  10038
                  Telephone:  (212) 806-5424
                  Facsimile:  (212) 806-6006

Administrative Trustee:

                  Anchor Liquidating Trust
                  Attn:  Mark Stickel
                  2701 N. Rocky Point Drive

                  Suite 183
                  Tampa, Florida  33607
                  Telephone:  (813) 636-8702
                  Facsimile:  (813) 637-8303

                  Stroock & Stroock & Lavan LLP
                  Attn:  Robin E. Keller, Esq.
                  180 Maiden Lane
                  New York, New York  10038
                  Telephone:  (212) 806-5424
                  Facsimile:  (212) 806-6006

New Anchor:

                  Anchor Glass Container Corporation
                  Attn:  Bill Lightner
                  4343 Anchor Plaza Parkway
                  Tampa, Florida  33634-7513
                  Telephone:  (813) 884-0000


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                  Facsimile:  (813) 887-5735

                  Eckert Seamans Cherin & Mellott
                  Attn:  Kent May, Esq.
                  600 Grant Street, 42nd Floor
                  Pittsburgh, PA  15219
                  Telephone:  (412) 566-6037
                  Facsimile:  (412) 566-6099

                  Jones, Day, Reavis & Pogue
                  Attn:  Marc Kirschner, Esq.
                  599 Lexington Avenue
                  New York, New York  10022
                  Telephone:  (212) 326-3924
                  Facsimile:  (212) 755-7306

Consumers:

                  Consumers Packaging Inc.
                  Attn:  Bill Lightner
                  4343 Anchor Plaza Parkway
                  Tampa, Florida  33634-7513
                  Telephone:  (813) 884-0000
                  Facsimile:  (813) 887-5735

                  Eckert Seamans Cherin & Mellott
                  Attn:  Kent May, Esq.
                  600 Grant Street, 42nd Floor
                  Pittsburgh, PA  15219
                  Telephone:  (412) 566-6037
                  Facsimile:  (412) 566-6099

                  Jones, Day, Reavis & Pogue
                  Attn:  Marc Kirschner, Esq.
                  599 Lexington Avenue
                  New York, New York  10022
                  Telephone:  (212) 326-3924
                  Facsimile:  (212) 755-7306

                  11. Retention of Jurisdiction. The Bankruptcy Court shall retain jurisdiction in the event of a dispute between the parties concerning the terms hereof.

                  DATED as of this 14th day of April, 1998.

                                    THE ANCHOR LIQUIDATING TRUST

                                    By: /s/ Mark S. Stickel
                                        -----------------------------------
                                         Its: Administrative Trustee

                                    ANCHOR GLASS CONTAINER

                                      CORPORATION

                                    By: /s/ M. William Lightner
                                        -----------------------------------
                                        Its: Senior Vice-President,
                                                Finance, Chief Financial
                                                Officer and Treasurer

                                    CONSUMERS PACKAGING INC.

                                    By: /s/ M. William Lightner
                                        -----------------------------------
                                        Its: Vice-President, Finance
                                                and Chief Financial
                                                Officer

SO ORDERED, this
9th day of June, 1998

/s/ Peter J. Walsh
---------------------------
Peter J. Walsh

United States Bankruptcy Judge


                                       23